Exhibit 2

Elbit Systems Ltd.
Issuer Comment | April 2019
Unofficial English Translation
This report is a translation of a report that was written in Hebrew for a debt issued in Israel. The binding version is the one in the original language.

Contacts:
Yoav Schneider
Analyst, Primary Rating Assessor
yoav.schneider@midroog.co.il

Sigal Issachar, VP
Head of Corporate Finance
i.sigal@midroog.co.il

Midroog

Elbit Systems Ltd.
Elbit’s acquisition of Harris Corporation’s night vision business is expected to moderately slow Elbit’s coverage ratios, due to debt reducing steps taken by Elbit

Elbit Systems Ltd. ( “the Company”) (Midroog rating Aa1.il with a negative outlook), announced on April 5, 2019 the signing of a definitive agreement with Harris Corporation (“Harris”), a U.S. defense company, under which the Company’s U.S. subsidiary Elbit Systems of America, LLC will acquire Harris’ night vision business (“HNV”) for US$350 million in cash. HNV’s center of activities is the night vision systems manufacturing facility in Virginia, USA, which is considered one of the world leaders in its field and having strategic importance to the US armed forces. The background to the sale of HNV by Harris is anti-trust considerations since Harris intends to merge with L3 Technologies, a U.S. defense company, which is also a significant actor in the field of night vision systems.
Midroog regards the Company’s successful track record with major M&A’s in the past as a positive in this context, and estimates that possession of a strategic plant in North America would contribute to the Company’s positioning vis-a-vis the U.S. defense market, which is the largest defense market globally and a strategic one for the Company, and would also further the Company’s product's ability to penetrate the U.S. defense market. Furthermore, the acquisition may potentially allow for the development of new night vision products based upon the combined technologies of HNV and Elbit. However, Midroog does not assume significant synergies between HNV and Elbit in the short term, and we regard the deal’s purchase multiple as relatively high, even though the transaction embeds long-term strategic advantages which may be provided to the Company.
Midroog estimates that the deal’s net effect is expected to moderately slow the Company’s coverage ratios, due to debt reducing steps taken by the Company including recent sale of Company shares for gross proceeds of approximately USD 186 million.

During January 2019, Midroog set the rating outlook for the Company to negative due to expected erosion in the Company's debt coverage ratios due to a significant increase in the Company’s debt following the acquisition of Israel Military Industries ("IMI"). According to Midroog’s base case, following the IMI acquisition, the Company’s consolidated debt coverage ratios were expected to slow to approximately 3.0X adjusted financial debt to EBITDA and 3.6X adjusted financial debt to FFO, compared to 1.8X and 2.3X as of September 30, 2018, prior to the IMI acquisition. We believe that the HNV acquisition will not cause a significant deviation from the ranges of coverage ratios which have been taken into account within Midroog’s base case, even though we did not estimate that a deal of this scale would take place, due to the recent sale of shares and other leverage reducing steps. Midroog will continue to examine the implications of the HNV and IMI acquisitions for the Company’s cash flow and financial results, as well as the Company’s overall leverage in the following period. We estimate that is likely that in the medium term the Company will be able to restore its coverage ratios levels.

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Midroog

Company’s Profile
Elbit Systems Ltd. is an international high technology Company based in Israel, engaged directly and through subsidiaries in development, manufacturing, integration and marketing of systems and products for defense, homeland security and commercial applications for use in air, sea and land. The Company is 44.3% controlled (indirectly) by Mr. Michael Federmann and the remainder is owned by institutional investors and by the public. The Company CEO is Mr. Bezhalel Machlis.
Related Reports
Elbit Systems Ltd.
Rating of Defense Industry Companies -Methodology Report - February 2014
Midroog's rating scales and definitions
Table of Affinities and holdings
These reports are available on the Midroog website at: www.midroog.co.il
General Information
Date of issuer comment: April 30, 2019

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Midroog

Information from the issuer
Midroog relies in its ratings inter alia on information received from competent personnel at the issuer.

Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.
Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

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Midroog

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